UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

VirnetX Holding Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92823T108

(CUSIP Number)

BRADLEY L. RADOFF

2727 Kirby Drive

Unit 29L

Houston, Texas 77098

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 24, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92823T108

1	NAME OF REPORTING PERSON

The Radoff Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		417,839
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

417,839
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

417,839
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

2

CUSIP No. 92823T108

1	NAME OF REPORTING PERSON

Bradley L. Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,040,100
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,040,100
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,040,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP No. 92823T108

1	NAME OF REPORTING PERSON

JEC II Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,525,819
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,525,819
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,525,819
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 92823T108

1	NAME OF REPORTING PERSON

Michael Torok
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,680,819
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,680,819
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,680,819
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.4%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 92823T108

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by the Radoff Foundation were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 417,839 Shares directly owned by the Radoff Foundation is approximately $510,123, including brokerage commissions

The Shares directly owned by Mr. Radoff were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 2,622,261 Shares directly owned by Mr. Radoff is approximately $3,311,378, including brokerage commissions.

The Shares purchased by JEC II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,525,819 Shares owned directly by JEC II is approximately $2,111,539, including brokerage commissions.

The Shares directly owned by Mr. Torok were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 155,000 Shares directly owned by Mr. Torok is approximately $181,808, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 24, 2023, Mr. Radoff delivered a letter to the Issuer nominating Messrs. Radoff and Torok for election to the Board of Directors of the Issuer at the 2023 annual meeting of stockholders.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 71,424,650 Shares outstanding as of November 4, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 8, 2022.

A.	The Radoff Foundation

(a)       As of the date hereof, the Radoff Foundation beneficially owns directly 417,839 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 417,839
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 417,839
4. Shared power to dispose or direct the disposition: 0

6

CUSIP No. 92823T108

B.	Mr. Radoff
(a)	As of the date hereof, Mr. Radoff beneficially owns directly 2,622,261 Shares. As a director of the Radoff Foundation, Mr. Radoff may be deemed to beneficially own the 417,839 Shares owned by the Radoff Foundation.

Percentage: Approximately 4.3%

(b)	1. Sole power to vote or direct vote: 3,040,100
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,040,100
4. Shared power to dispose or direct the disposition: 0
C.	JEC II
(a)	As of the date hereof, JEC II beneficially owns directly 1,525,819 Shares.

Percentage: Approximately 2.1%

(b)	1. Sole power to vote or direct vote: 1,525,819
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,525,819
4. Shared power to dispose or direct the disposition: 0

D.	Mr. Torok
(a)	As of the date hereof, Mr. Torok beneficially owns directly 155,000 Shares. As the Manager of JEC II, Mr. Torok may be deemed to beneficially own the 1,525,819 Shares owned by JEC II.

Percentage: Approximately 2.4%

(b)	1. Sole power to vote or direct vote: 1,680,819
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,680,819
4. Shared power to dispose or direct the disposition: 0

Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own the 4,720,919 Shares owned in the aggregate by all of the Reporting Persons, constituting approximately 6.6% of the outstanding Shares. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.

(c)	Schedule B annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons since the filing of the Schedule 13D. All of such transactions were effected in the open market unless otherwise noted therein.

7

CUSIP No. 92823T108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2023

The Radoff Family Foundation

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Director

/s/ Bradley L. Radoff
Bradley L. Radoff

JEC II Associates, LLC

By:	/s/ Michael Torok
	Name:	Michael Torok
	Title:	Manager

/s/ Michael Torok
Michael Torok

8

CUSIP No. 92823T108

SCHEDULE B

Transactions in the Securities of the Issuer Since the Filing of the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

BRADLEY L. RADOFF

Purchase of Common Stock	50,000	1.2337	12/29/2022
Purchase of Common Stock	23,080	1.2847	12/30/2022
Purchase of Common Stock	2,020	1.5341	01/06/2023
Purchase of Common Stock	28,260	1.5473	01/10/2023
Purchase of Common Stock	23,577	1.5666	01/11/2023
Purchase of Common Stock	20,235	1.5636	01/12/2023
Purchase of Common Stock	22,928	1.4532	01/13/2023
Purchase of Common Stock	78,797	1.5221	01/17/2023
Purchase of Common Stock	6,203	1.5398	01/18/2023
Purchase of Common Stock	24,042	1.5132	01/19/2023
Purchase of Common Stock	28,701	1.5386	01/20/2023
Purchase of Common Stock	3,794	1.5992	01/23/2023
Purchase of Common Stock	3,463	1.7260	01/25/2023
Purchase of Common Stock	25,000	1.5962	01/26/2023
Purchase of Common Stock	5,000	1.4273	02/06/2023
Purchase of Common Stock	43,979	1.4102	02/07/2023
Purchase of Common Stock	25,000	1.3753	02/07/2023
Purchase of Common Stock	3,879	1.4428	02/08/2023
Purchase of Common Stock	7,000	1.5084	02/10/2023
Purchase of Common Stock	4,734	1.5298	02/13/2023
Purchase of Common Stock	4,788	1.5498	02/14/2023
Purchase of Common Stock	25,708	1.6095	02/15/2023
Purchase of Common Stock	4,912	1.6993	02/17/2023